Exhibit 99.1

843274 PRESS RELEASE

AEGON SELLS GENERAL INSURANCE ACTIVITIES IN SPAIN TO REALE MUTUA

The Hague, December 30, 2004 – AEGON N.V. today announced that it has entered into an agreement to sell AEGON Seguros Generales, its general insurance subsidiary in Spain, to Italian mutual insurance company Reale Mutua Group effective January 1, 2005. The price of the sale is approximately EUR 250 million and will be fixed at completion.

The transaction will result in a book profit of approximately EUR 130 million after tax. The sale is subject to regulatory approval and is expected to be completed in the second quarter of 2005. The proceeds will be used to redeem debt.

AEGON’s general insurance activities in Spain generated gross premiums of EUR 187 million and net income of EUR 21 million in the first nine months of 2004.

As part of the agreement, AEGON Seguros Generales’ distribution network in Spain, which in the transaction will be transferred to Reale Mutua Group, will continue to sell AEGON’s life and health insurance products. At the same time, AEGON will acquire the life portfolio of Reale Vida in Spain (with total premium of EUR 10 million in the first nine months of 2004), which will give AEGON access to Reale Mutua’s existing agent distribution network. The distribution agreements are on an exclusive basis, valid for five years and renewable thereafter.

This transaction reinforces AEGON’s strategic focus on its core businesses of life insurance, pensions, savings and investment products. AEGON will continue to expand its life insurance business in Spain by further strengthening its own agent distribution capability, by enhancing its existing bancassurance partnership with Caja de Ahorros del Mediterráneo (CAM) and by pursuing new distribution opportunities.

About AEGON N.V.

AEGON N.V. is the holding company of one of the world’s largest listed insurance groups ranked by market capitalization and assets. The AEGON Group is headquartered in the Netherlands and employs more than 27,000 people worldwide.

AEGON’s businesses focus on life insurance, pensions, savings and investment products. The group is also active in accident and health insurance, general insurance and has limited banking activities. AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the group is present in a number of other countries including Canada, China, Hungary, Spain and Taiwan.

AEGON’s businesses encourage product innovation and reward value creation through a decentralized organization and endorse a multi-brand and multi-channel distribution approach. New products and service initiatives are developed by local business units, with a continuous focus on cost control, using tailored distribution channels to meet customers’ needs.

Safe harbor

The statements contained herein that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act. Forward-looking statements are made based upon management’s current expectations and beliefs concerning future developments and their potential effects upon the company. There can be no assurance that future developments affecting the company will be those anticipated by management. Actual results may differ materially from those included in the forward-looking statements. These forward-looking statements involve risks and uncertainties including, but not limited to, the following: (1) changes in general economic conditions, including the performance of financial markets and interest rates; (2) customer responsiveness to both new products and distribution channels; (3) competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for the company’s products; (4) acts of God; (5) terrorism and acts of war; (6) mortality, morbidity and other factors that may affect the profitability of the company’s insurance products; and (7) the company’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives.

AEGON N.V.

Group Corporate Affairs &

Investor Relations

The Hague, The Netherlands

Analysts & Investors +31 (0)70 344 8305

Media + 31(0) 70 344 8344

Email gca-ir@aegon.com

Baltimore, The United States

Analysts & Investors:

+1 877 548 9668(toll free); +1 410 576 4577

Media: +1 410 576 4526

Email ir@aegonusa.com

Website: www.aegon.com